Exhibit (a)(1)
POWER INTEGRATIONS, INC.
Offer To Purchase For Cash Employee Stock Options
Under the 2007 Equity Incentive Plan and 1997 Stock Option Plan
December 3, 2008, as amended December 8, 2008 and December 23, 2008
The Offer And The Associated Withdrawal Rights Expire On
December 31, 2008 At 11:59 p.m., Eastern Time,
Unless The Offer Is Extended
Power Integrations, Inc. (“Power Integrations,” “we” or “us”) is offering to purchase for cash certain Eligible Options (defined below) from our Eligible Employees (defined below). The stock options that are subject to this Offer are those stock options to purchase Power Integrations common stock that have each of the following characteristics (the “Eligible Options”):
•	were granted between January 1, 2004 and September 15, 2008 to Eligible Employees (defined below); and

•	were granted under the Power Integrations, Inc. 1997 Stock Option Plan, as amended (the “1997 Plan”), or the Power Integrations, Inc. 2007 Equity Incentive Plan, as amended (the “2007 Plan”). Although the 2007 Plan is an amendment and restatement of the 1997 Plan, for ease of use, as options granted under the 1997 Plan continue to be governed by the terms of that plan prior to amendment, we refer to the 2007 Plan as separate from the 1997 Plan and to both as the “Plans”; and

•	are outstanding on December 3, 2008 and will be outstanding as of the Expiration Time (defined below).
“Eligible Employees” are those employees of Power Integrations or one of its subsidiaries as of December 3, 2008 (including officers), who continue to be employed through the Expiration Time of the Offer on December 31, 2008, or a later date if the Offer is extended.
The “Expiration Time” of the Offer is 11:59 p.m., Eastern Time, on December 31, 2008. If we extend the period of time during which the Offer remains open, the term “Expiration Time” will refer to the last time and date on which the Offer expires.
The total cash amount that we are offering to pay for each share subject to an Eligible Option that is tendered to us under this Offer to Purchase (the “Offer to Purchase” or “Offer”) is $2 per share if the Eligible Option was granted in 2004 or 2005, and $4 per share if the Eligible Option was granted in 2006, 2007 or 2008 (before September 15, 2008), and is specifically set forth in Section III.2 (such payment shall be referred as the “Cash Payment”). Each Eligible Employee will receive the Cash Payment for each properly tendered Eligible Option on the first administratively practicable payroll date following the close of this Offer (the “Payment Date”) provided that he or she continues to be employed by Power Integrations or any of its subsidiaries at the Expiration Time (subject to tax withholding).
No interest will accrue and no interest will be paid on any portion of the Cash Payment, regardless of when paid.

1.

We are making this Offer on the terms and subject to the conditions stated in this Offer document. You are not required to tender your Eligible Options. Tendering your Eligible Options means presenting them to Power Integrations for purchase on the terms of this Offer. You may choose to tender some, all or none of your Eligible Options. However, if you choose to tender any particular Eligible Option (e.g., an Eligible Option to acquire Power Integrations common stock with an exercise price of $25 per share and expiring on January 15, 2010), you must tender all Eligible Options having the same exercise price and the same expiration date. In addition, if you choose to tender an Eligible Option, you must tender it in full. If you choose not to tender your Eligible Options, you will keep such Eligible Options with their current terms and conditions.
IMPORTANT
If you would like to accept this Offer, you must properly complete and sign the Letter of Transmittal in accordance with the terms set forth in the offering materials and deliver it to Power Integrations by email to to@powerint.com or by mail to Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly. Your election must be received by Power Integrations by the Expiration Time (11:59 p.m., Eastern Time, on December 31, 2008, or a later time and date that we will specify if we extend the Offer period). If we do not receive your election by the Expiration Time, you will be deemed to have rejected this Offer.
All questions about the Plans or this Offer, or requests for assistance or for additional copies of any offering materials, should be directed to Power Integrations by email at to@powerint.com, or via mail or courier to Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly.
ALTHOUGH THE BOARD OF DIRECTORS HAS APPROVED THE OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD PARTICIPATE IN THE OFFER AND TENDER YOUR ELIGIBLE OPTION(S). YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE OPTION(S). YOU SHOULD CAREFULLY REVIEW THIS OFFER IN ITS ENTIRETY BEFORE DECIDING WHETHER TO ELECT TO TENDER YOUR ELIGIBLE OPTION(S). WE RECOMMEND THAT YOU CONSULT WITH YOUR PERSONAL FINANCIAL, LEGAL AND TAX ADVISORS TO DETERMINE THE CONSEQUENCES OF ELECTING OR DECLINING TO PARTICIPATE IN THE OFFER.
Participating in the Offer involves risks. See Section II.
Our common stock is quoted on the NASDAQ Global Select Market under the symbol “POWI.” On December 2, 2008, the closing price of our common stock as reported on the NASDAQ Global Select Market was $17.20 per share. You should obtain current market prices for our common stock before you decide whether to tender your Eligible Options.
     As of December 1, 2008, options to purchase 8,392,915 shares of our common stock were issued and outstanding under all of our stock option plans, and options to purchase 7,636,960 shares of our common stock were issued and outstanding under all the Plans, of which there are Eligible Options to purchase up to 5,057,699 shares of our common stock. This Offer is not conditioned upon the acceptance of the Offer with respect to a minimum number of Eligible Options.
     We have not authorized any person to make any recommendation on our behalf as to whether you should tender your Eligible Options in this Offer. We have not authorized anyone to give you any information or to make any representation in connection with this Offer other than the information and representations contained in this Offer document and all related documents filed as part of the Tender Offer Statement filed with the United States Securities and Exchange Commission (“SEC”) on December 3, 2008, and amended on December 8, 2008 and December 23, 2008.
This Offer to Purchase has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this Offer document. Any representation to the contrary is a criminal offense.

2.

Nothing in this document shall be construed to give any person the right to remain in our employ or to affect our right to terminate the employment of any person at any time with or without cause to the extent permitted under law (subject to the terms of any employment agreement). Nothing in this document should be considered a contract or guarantee of wages or compensation.

3.

TABLE OF CONTENTS

I.	SUMMARY OF TERMS		5

II.	RISKS OF PARTICIPATING IN THE OFFER		11

III.	THE OFFER		11

	1.	General; Eligibility; Offer Expiration Time	11

	2.	Cash Payment for Eligible Options	13

	3.	Purpose	14

	4.	Procedures for Tendering Eligible Options	15

	5.	Withdrawal Rights	15

	6.	Acceptance of and Payment for Eligible Options	16

	7.	Extension of Offer; Termination; Amendment; Subsequent Offering Period	16

	8.	Material U.S. Federal Income Tax Consequences	17

	9.	Conditions to Completion of the Offer	18

	10.	Price Range of Common Stock Underlying Eligible Options	19

	11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options	20

	12.	Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer	21

	13.	Legal Matters; Regulatory Approvals	21

	14.	Fees and Expenses	21

	15.	Source and Amount of Consideration	21

	16.	Information Concerning Power Integrations, Inc.	21

	17.	Corporate Plans, Proposals and Negotiations	22

	18.	Additional Information	23

	19.	Miscellaneous; Forward-Looking Statements	24

SCHEDULE A: Information Concerning Our Directors and Executive Officers			25

SCHEDULE B: Transactions by Our Directors and Executive Officers			26

4.

I. SUMMARY OF TERMS
Questions and Answers about the Offer
The summary below answers some of the questions that you may have about this Offer. The complete description of the Offer is set forth in Item III. Because this summary does not contain all of the information you should consider in deciding whether to accept the Offer, you should read carefully the remainder of this Offer (including the Exhibits to the Schedule TO, and the Schedules hereto) (available at www.sec.gov or by request to Power Integrations by email at to@powerpint.com, or via mail or courier to Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly), as well as the information to which we refer you. The Offer is made subject to the terms and conditions of these documents, as they may be amended. You should also review and consider the risks detailed in the Risk Factors relating to the Offer.
This Summary is presented in question-and-answer format. The questions and answers are grouped into the following categories:
•	How the Option Repurchase Works

•	Duration of the Offer

•	How to Elect to Tender your Eligible Options

•	U.S. Federal Income Tax Considerations

•	How to Get More Information
In this Offer to Purchase, references to “Power Integrations,” “we,” “us” and “our” mean Power Integrations, Inc. We also refer to this Offer, on the terms described in this Offer to Purchase, as the “Offer.”
How the Option Repurchase Works
Q1. What is the Offer?
Beginning on December 3, 2008 and ending at 11:59 p.m., Eastern Time, on December 31, 2008, unless we extend the Offer, Eligible Employees (described in Question 2 below) may decide to tender their Eligible Options for a total cash payment of $2 per share if the Eligible Option was granted in 2004 or 2005, and $4 per share if the Eligible Option was granted in 2006, 2007 or 2008 (before September 15, 2008) (the “Cash Payment”). You will be entitled to be paid the Cash Payment on the first administratively practicable payroll date following the Expiration Time provided that you continue to be employed by Power Integrations or any of its subsidiaries at the Expiration Time (subject to tax withholding).
Eligible Options are all vested and unvested stock options granted between January 1, 2004 and September 15, 2008 under the Plans, held by Eligible Employees (for more information, see Section III.1). Participation in this Offer is voluntary.
Q2. Who may participate in this Offer?
Only Eligible Employees may participate in this Offer. Eligible Employees are only those employees of Power Integrations or one of its subsidiaries as of December 3, 2008 (including officers), who continue to be employees immediately prior to the Expiration Time on December 31, 2008, or a later date if the Offer is extended. We will not terminate the employment of any employee solely for the purpose of causing the employee not to be an Eligible Employee.

5.

Q3. Which options may be tendered in the Offer?
Only Eligible Options may be tendered under this program (for more information, see Section III.1). You may choose to tender some, all or none of your Eligible Options. However, if you choose to tender any particular grant of an Eligible Option (e.g., an Eligible Option to acquire Power Integrations common stock with an exercise price of $25 per share and expiring on January 15, 2010), you must tender all Eligible Options having the same exercise price and the same expiration date. In addition, if you choose to tender an Eligible Option, you must tender it in full.
Q4. What is the Cash Payment?
The Cash Payment is the right to receive a total amount of $2 per share if the Eligible Option was granted in 2004 or 2005, or $4 per share if the Eligible Option was granted in 2006, 2007 or 2008 (before September 15, 2008), which amount would be paid on the first administratively practicable payroll date following the Expiration Time (subject to tax withholding). For more information on the Cash Payment please see Question 1 and Section III.2.
Q5. How was the amount of my Cash Payment determined?
In determining the total amount of the Cash Payment, Power Integrations used, among other things, the most established and commonly used method of valuing stock options, called the “Black-Scholes” option pricing model. This calculation takes into consideration numerous factors, including the recent trading range of Power Integrations’ common stock, an assumed stock price volatility ratio, as well as the exercise prices and remaining terms of each Eligible Option. Power Integrations then determined that the Cash Payment would the same for any option granted between January 1, 2004 and December 31, 2005, and the same for any option granted between January 1, 2006 and September 15, 2008, which in each case would be at a discount to the current Black-Scholes value of any option granted during the relevant period. The discount to the current Black-Scholes value varies by option, and there is no correlation between the Black-Scholes value of an Eligible Option and the Cash Payment for the Eligible Option, other than that the Cash Payment is less than the current Black-Scholes value of an Eligible Option. To determine your Cash Payment, take the number of shares subject to each Eligible Option that you tender and multiply it by the per share cash payment listed in the table in Section III.2 for that Eligible Option, and then sum the values calculated for each Eligible Option you tender. Power Integrations’ determination as to the amount of your Cash Payment is final. You are encouraged to consult with your own financial, accounting, tax and legal advisors in deciding whether to accept or reject Power Integrations’ offer. For a more detailed explanation of “Black-Scholes” and other additional information on the determination by us of your Cash Payment, see Section III.2.
Q6. When will I receive my Cash Payment?
The Offer will expire December 31, 2008 at 11:59 p.m., Eastern Time (unless extended).
You will be entitled to the Cash Payment if the tender of your Eligible Option(s) is accepted by Power Integrations, which is contingent, among other things, on your continued employment with Power Integrations or any of its subsidiaries at the Expiration Time. The Cash Payment will be paid on the first administratively practicable payroll date following the Expiration Time (subject to tax withholding). No interest will accrue and no interest will be paid on any portion of the Cash Payment, regardless of when paid.
Q7. Can I forfeit any portion of my Cash Payment after it is paid to me?
No. If you have elected to tender your Eligible Options in connection with this Offer and did not rescind that election prior to the Expiration Time and your Eligible Option is accepted by Power Integrations then the Cash Payment will not be subject to forfeiture. However, you must remain employed by Power Integrations or its subsidiaries through the Expiration Time for your Eligible Options to be accepted so that you are entitled to receive the Cash Payment.

6.

Q8. Why is Power Integrations conducting the Offer?
A cornerstone of our success has been the motivation of our employees through appropriate levels of cash and equity compensation. We granted the Eligible Options to attract and motivate our employees and to strengthen the alignment of interests between our employees and stockholders. However, our stock price has declined since the time these stock option grants were made, and all of the Eligible Options are therefore “out of the money” (for more information about “in the money” and “out of the money” options, see Question 11). We wish to provide you the opportunity to benefit from your hard work despite the loss of the stock’s value, and to provide an additional incentive to remain with Power Integrations. Accordingly, we are providing you the opportunity to obtain the more certain benefit associated with the Cash Payment, in lieu of the less certain, but potentially more valuable, benefit you could receive if you elect to retain your Eligible Options. Additionally, completion of the Offer in 2008 will benefit the company and its stockholders by resulting in lower stock-based compensation expense in 2009 and after, thereby increasing our earnings per share. Further, the shares underlying the Eligible Options you tender are returned to the pool of shares approved for the Power Integrations’ 2007 Plan. Whether to participate in the Offer is your decision, and you are free to reject the Offer if you so choose.
Q9. Will employees receive additional equity grants in the future?
Power Integrations has traditionally made periodic grants of stock awards to selected officers and employees and expects to continue to do so in the future. However, Power Integrations has not authorized any specific additional grants under any of the Plans or any other arrangement. Your participation in the Offer will not entitle you to any additional equity grant in the future, and any additional equity grants to you will depend on factors generally unrelated to past option awards.
Q10. Is it likely that an Offer similar to this one will be made in the future?
The Board of Directors is making this Offer, in part, as a result of the special circumstances surrounding the recent decline in Power Integrations’ stock price. Accordingly, while the Board of Directors evaluates Power Integrations’ compensation programs periodically, it has no current intention to make any similar offer in the future.
Q11. Why should I consider participating in the Offer?
Currently, you hold Eligible Options that represent your right to purchase shares of our common stock at a specified price, regardless of the actual market price at the time of your purchase. The specified purchase price for your Eligible Options was the market price on the date the option was granted. Due to subsequent fluctuations, the market price of a share of stock can be greater than, equal to or less than the specified purchase price of any option. When the market price is greater than the purchase price (otherwise known as an “in the money” option), you receive value from exercising the option because you are able to buy the stock at less than the current value and sell the resulting share for the higher price. When the market price is equal to or less than the purchase price (otherwise known as an “out of the money” option), you would generally not exercise the stock option, since you would be able to purchase the same shares in the stock market at the same or lower price. If you tender your Eligible Options for a Cash Payment and all other applicable conditions are met, you will receive a specific payment of cash following the Expiration Time. This Cash Payment may or may not be more valuable to you than continuing to hold your Eligible Options in the future. This determination depends on a number of factors, principally the performance of Power Integrations’ common stock, the timing of such performance and your continued employment with Power Integrations through relevant vesting dates of your Eligible Options. To illustrate this, consider the following hypothetical situation:
Assume that you hold an option to purchase 1,000 shares of common stock with an exercise price of $25 per share at a time when the common stock is trading at $17 per share and Power Integrations is offering a cash payment of $2 per option share. The amount of your Cash Payment would be $2,000 if you participated in the Offer. On the other hand, even if fully vested, your option has no currently realizable value to you because it is out of the money (i.e., the exercise price of the option ($25 per share) is equal to or greater than the trading price of Power Integrations’ common stock).

7.

To help evaluate the relative value of your Eligible Options and your Cash Payment, consider the following scenarios:
•	If the price of our common stock were to rise to $20 per share, the option would have no immediately realizable value to you because it would still not be in the money. Under these circumstances, the option would be less valuable than your $2,000 Cash Payment.

•	If the price of our common stock were to rise to $26 per share, the option would now be in the money (i.e., the exercise price would be less than the price of Power Integrations’ common stock). Specifically, the option would be $1 in the money per share, having an aggregate immediately realizable value of $1,000 (i.e., the result obtained by multiplying $1 (representing the excess of the market price of $26 over the exercise price of $25) by 1,000). Under these circumstances, although the option would be in the money, it would still be less valuable than your $2,000 Cash Payment.

•	If the price of our common stock were to rise to $30 per share, the option would be $5 in the money per share, having an aggregate immediately realizable value of $5,000 (i.e., the result obtained by multiplying $5 (representing the excess of the market price of $30 over the exercise price of $25) by 1,000). Under these circumstances, the option would be more valuable than your $2,000 Cash Payment.
The three preceding scenarios do not take into account any timing component. In this regard, note that your stock options provide that your options vest over a four year period from the grant date, but you will become entitled to the Cash Payment on the first administratively practicable payroll date following the Expiration Time. In evaluating this Offer, you should keep in mind that the future performance of our common stock and the value of your options will depend upon, among other factors, the overall economic environment, the performance of the overall stock market and companies in the electronic power supply sector, and the performance of our own business. Accordingly, there are risks associated with keeping your Eligible Options and deciding not to participate in this Offer. For more information about the risks relating to Power Integrations’ business in general, see Section II. We recommend that you read the discussion about our business contained in: (i) the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosure About Market Risk” sections of our most recent Annual Report on Form 10-K filed with the SEC on March 10, 2008 and, (ii) the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Quantitative and Qualitative Disclosure About Market Risk” and “Risk Factors” sections of our Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2008, August 8, 2008 and November 7, 2008, and available at www.powerint.com.
Tendering options pursuant to the Offer involves a number of risks, including the risk that the price of our common stock could increase in the future, including as the result of a merger with another company after the Expiration Time of this Offer, although there is no such merger transaction contemplated at this time. If the price of our common stock rises above the exercise price of your option, your tendered options might be worth more than the Cash Payment you receive in exchange for tendering them. Also, the Cash Payment you receive for tendering your Eligible Options will likely be subject to ordinary income and employment-related taxes on the amount you receive, whereas gains or losses on your Eligible Options (after recognizing and paying taxes on any ordinary income on the exercise of your option) will likely be taxed as capital gains or losses. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this Offer.
Q12. If I elect to tender my Eligible Options pursuant to this Offer to Repurchase, do I have to tender all of my Eligible Options or can I just tender some of them?
You may choose to tender some, all or none of your Eligible Options. However, if you choose to tender any particular Eligible Option (e.g., an Eligible Option to acquire Power Integrations common stock with an exercise price of $25 per share and expiring on January 15, 2010), you must tender all Eligible Options having the same exercise price and the same expiration date. In addition, if you choose to tender an Eligible Option, you must tender it in full.
Q13. Can I participate in this Offer if a portion of my option award is vested and a portion remains unvested?
Yes. Both the vested and unvested portion of your Eligible Option award would qualify as Eligible Options and be eligible for tender in the Offer.

8.

Q14. If I choose to participate, what will happen to my options that will be tendered?
Effective as of the Expiration Time, we will cancel all of your Eligible Options tendered by you that are accepted by Power Integrations for repurchase. You will no longer have any rights or obligations with respect to those options. (For more information, see Sections III.4, III.6 and III.12.)
Q15. Are there any conditions under which we would terminate or amend the Offer?
Yes. We may terminate or amend this Offer, or postpone our acceptance and cancellation of any Eligible Options tendered for purchase, if, on or before the Expiration Time, we determine that any one or more specified events has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with this Offer. These events are specified in Section III.9 of this document.
Q16. Is Power Integrations making any other offers to acquire securities of the company to employees at this time?
No. For further information, see Questions 9 and 10 above.
Duration of the Offer
Q17. How long will this Offer remain open?
This Offer begins on December 3, 2008 and is scheduled to remain open until 11:59 p.m., Eastern Time, on December 31, 2008 (or, if we extend the Offer period, a later date we will specify). We have no plans to extend the Offer beyond December 31, 2008. Employees on vacation or an approved leave of absence during the Offer period may participate in the Offer. All employees, including those on vacation or on leave during the Offer period, are subject to the same deadline to tender Eligible Options reflected in this Offer to Purchase.
Q18. If the Offer is extended, how does the extension affect the date on which I receive my Cash Payment?
If we extend the Offer and you participate in it, you will become entitled to your Cash Payment and your options will be cancelled, effective as of 11:59 p.m., Eastern Time, on the date the Offer expires. However, the Cash Payment will be paid on the first administratively practicable payroll date after the Expiration Time.
How to Elect to Tender Your Eligible Options
Q19. What do I need to do to participate in the Offer?
To participate, you must complete and sign the Letter of Transmittal and deliver it to Power Integrations by email to to@powerint.com or by mail to at Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly. Your election must be received by Power Integrations by the Expiration Time (11:59 p.m., Eastern Time, on December 31, 2008, or a later time and date that we will specify if we extend the Offer period), or it will not be given effect. (For more information, see Sections III.4 and III.7.)
Q20. What will happen if I do not turn in an executed Letter of Transmittal by the deadline?
If you do not return your executed Letter of Transmittal by the deadline, you will not participate in the Offer, and all Eligible Options you currently hold will remain unchanged with their original exercise price and original terms. (For more information, see Section III.4.)
Q21. What if I don’t want to accept this Offer?
You do not have to accept this Offer. This Offer is completely voluntary, and there are no penalties for electing not to participate. If you do not elect to participate, your outstanding options will remain outstanding under the terms and conditions under which they were granted. To elect not to participate, you do not need to do anything or otherwise contact Power Integrations. In fact, if you decide not to participate in this Offer, you do not need to submit a Letter of Transmittal.

9.

Q22. Can I change my election?
Yes. You may withdraw your election to tender options by delivering to Power Integrations (at the address noted in Question 19) an Election Withdrawal Notice at any time before the Expiration Time. Once you have withdrawn your election to tender options, you may re-elect to tender options only by again following the election procedure described in Question 19. (For more information, see Sections III.4, III.5 and III.7.)
U.S. Federal Income Tax Considerations
Q23. What are the U.S. federal income and withholding tax consequences of payment of the Cash Payment?
The Cash Payment will likely be treated as regular cash compensation. If so, you will recognize ordinary income in 2009, the year in which your Cash Payment is paid to you.
The ordinary income resulting from your Cash Payment will be reflected in the Form W-2 reported to the Internal Revenue Service for 2009. At the time your Cash Payment is made, Power Integrations will reduce your payment to reflect all required income and payroll tax withholdings and will send those amounts to the appropriate tax or other authorities. (For more information, see Section III.8.)
Q24. Are there any other tax consequences to which I may be subject?
Depending on where you live, there may be additional foreign, state or local tax imposed on your tender. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this Offer.
How to Get More Information
Q25. What should I do if I have additional questions about this Offer to Repurchase?
If you have any other questions about this Offer to Repurchase, you may direct them to Power Integrations by email at to@powerint.com, or via mail or courier to Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly.

10.

II. RISKS OF PARTICIPATING IN THE OFFER
Participating in the Offer involves a number of risks. Conversely, there are risks associated with keeping your Eligible Options and deciding not to tender them in the Offer. We describe some of these risks below. In addition, information concerning risk factors included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in our Quarterly Reports on Form 10-Q, filed with the SEC on May 9, 2008, August 8, 2008 and November 7, 2008, is incorporated by reference into this Offer to Purchase; copies may be obtained as described in Section III.18. You should carefully consider these risks and are encouraged to consult your investment, tax and legal advisors before deciding to participate in the Offer.
The amount of the Cash Payment to be paid for your Eligible Options in the Offer may be less than the net proceeds you would ultimately realize if you kept those options and exercised them sometime in the future.
The Cash Payment that you will receive if you tender your Eligible Options in the Offer may or may not be more valuable to you than continuing to hold your Eligible Options in the future. Whether you would realize a greater amount by retaining your Eligible Options and exercising them in the future, as compared to tendering them in the Offer, will depend primarily on the future market price of our common stock. If the price of our common stock rises sufficiently above the exercise price of your Eligible Options before the date those options expire, terminate or are forfeited, your tendered options might be worth more than the Cash Payment you could receive by participating in the Offer. On the other hand, if our stock price does not increase sufficiently before the date your Eligible Options expire, terminate or are forfeited, you could have received a greater benefit by tendering your Eligible Options in the Offer. Also, the Cash Payment will be subject to ordinary income and employment-related taxes when paid.
There can be no assurances concerning the future performance of our common stock, which will depend upon a number of factors, including the overall economic environment, the performance of the overall stock market and companies in our sector, the performance of our own business and the availability of strategic opportunities (such as business combination transactions, strategic partnerships, capital infusions and the purchase or sale of assets). Also, unvested options that are not tendered will continue to be subject to vesting schedules and options may terminate if your employment terminates per the Plans.
The amount of the Cash Payment to be paid in the Offer may not accurately reflect the value of your Eligible Options at the time of the Cash Payment.
In calculating the amount to be paid for your Eligible Options in the Offer, Power Integrations used, among other things, a widely-used valuation model called the “Black-Scholes” option pricing model. Power Integrations then determined that the Cash Payment would the same for any option granted between January 1, 2004 and December 31, 2005, and the same for any option granted between January 1, 2006 and September 15, 2008, which in each case would be at a discount to the current Black-Scholes value of any option granted during the relevant period. An option’s “Black-Scholes” value can change over time. As a result, if you tender your Eligible Options, you will be receiving a Cash Payment which may be less than the “Black-Scholes” value those Eligible Options would have had at the time of the Cash Payment.
III. THE OFFER
The following information provides important additional details regarding the Offer.
1. General; Eligibility; Offer Expiration Time

11.

We are offering to purchase for cash Eligible Options held by Eligible Employees. We are making this Offer upon the terms and subject to the conditions described in this Offer to Purchase.
Eligible Employees. Only “eligible employees” may participate in this Offer. Eligible employees are only those employees of Power Integrations or one of its subsidiaries as of December 3, 2008 (including officers), who continue to be employees through the Expiration Time of the Offer on December 31, 2008, or a later date if the Offer is extended.
Employees on vacation or an approved leave of absence during the Offer period may participate in the Offer. All employees, including those on vacation or on leave during the Offer period, are subject to the same deadline to tender Eligible Options reflected in this Offer to Purchase.
Eligible Options. We are offering to purchase only stock options that are “Eligible Options.” “Eligible options” are stock options exercisable for common stock of Power Integrations that have each of the following characteristics (the “Eligible Options”):
•	were granted between January 1, 2004 and September 15, 2008 to Eligible Employees; and

•	were granted under the Power Integrations, Inc. 1997 Stock Option Plan, as amended (the “1997 Plan”), or the Power Integrations, Inc. 2007 Equity Incentive Plan, as amended (the “2007 Plan”). Although the 2007 Plan is an amendment and restatement of the 1997 Plan, for ease of use, as options granted under the 1997 Plan continue to be governed by the terms of that plan prior to amendment, we refer to the 2007 Plan as separate from the 1997 Plan and to both as the “Plans”; and

•	are outstanding (that is, were not previously exercised, expired, terminated or forfeited) on December 3, 2008 and at the Expiration Time.
Eligible Options include vested and unvested options, and incentive stock options as well as nonqualified stock options. Power Integrations has sole authority to determine which stock option grants are “Eligible Options” under the Plans for purposes of the Offer.
If an employee stock option that you hold expires, terminates or is forfeited before the Expiration Time, whether because of termination of your employment or otherwise, that stock option will not be an “Eligible Option.” Likewise, any unvested portion of an employee stock option that expires, terminates or is forfeited before the date the Offer expires, either because of termination of your employment or otherwise, will not be an “Eligible Option”; only stock options that have not expired, terminated or been forfeited, and that remain outstanding and are held by an Eligible Employee on the date the Offer expires, will be “Eligible Options.”
As of December 1, 2008, options to purchase 8,392,915 shares of our common stock were issued and outstanding under all of our stock option plans, and options to purchase 7,636,960 shares of our common stock were issued and outstanding under all the Plans, of which there are Eligible Options to purchase up to 5,057,699 shares of our common stock. This Offer is not conditioned upon the acceptance of the Offer with respect to a minimum number of Eligible Options.
The number of your Eligible Options is set forth in a document accompanying the Letter of Transmittal sent to you.
Please note that if your employment with Power Integrations terminates before the Expiration Time, your options will no longer be Eligible Options and the terms of your option agreements and the Plan will govern the impact of employment termination on your options.
Tenders of options that do not qualify as Eligible Options will not be accepted. For example, if your employment terminates during the Offer period, none of your options will be Eligible Options, and Power Integrations will not accept any tenders of any of your options. Power Integrations’ determination of eligibility of options for purchase under the Offer is final and binding on all parties.

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Offer Expiration Time. The Offer begins on December 3, 2008 and is scheduled to remain open until 11:59 p.m., Eastern Time, on December 31, 2008 (or, if we extend the Offer period, a later date that we will specify). We currently have no plans to extend the Offer beyond December 31, 2008. See Section III.7 for a description of our rights to extend, delay, terminate and amend the Offer or to provide for a subsequent offering period.
We will publish a notice if we decide to:
•	increase or decrease the Cash Payment for your Eligible Options;

•	change the number or type of options eligible to be tendered in the Offer; or

•	increase the number of options eligible for tender in the Offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options eligible for tender in the Offer immediately before the increase.
If the Offer is scheduled to expire within ten business days after the date on which we notify you of such an increase, decrease or change, we will also extend the Offer for a period of at least ten business days after the date the notice is published. A “business day” means any day other than a Saturday, a Sunday or U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 A.M. (midnight) Eastern Time.
Without limiting the manner in which we may choose to make any public announcement, we currently intend to make any announcement regarding the Offer by email and by making any appropriate filings with the SEC.
No Impact on Future Awards. Your decision to participate or not to participate in the Offer will not affect decisions on whether you are granted additional options or equity awards in the future. Eligibility for future grants of options and equity awards will remain subject to the discretion of Power Integrations and will not depend on whether you participate in the Offer. In general, Power Integrations has historically granted equity compensation to selected officers, employees and directors and expects to continue to do so.
2. Cash Payment for Eligible Options
Amount of Cash Payment. Power Integrations is offering a total cash payment in the amount set forth below for each share subject to an Eligible Option tendered (the “Cash Payment”).

Eligible Option Grant Date	Per Share Cash Payment
Between January 1, 2004 and December 31, 2005	$2.00
Between January 1, 2006 and September 15, 2008	$4.00
The Cash Payment will be paid on the first administratively practicable payroll date following the Expiration Time. If your employment with Power Integrations or its subsidiaries terminates for any reason after the Expiration Time, but before the Cash Payment is paid, you will still have the right to receive the Cash Payment.

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For example, if an Eligible Employee holds an Eligible Option for 1,000 shares of Power Integrations’ common stock with a grant date of January 15, 2005 and an exercise price of $25, we are offering a total cash payment of $2 x 1,000, or a total of $2,000, for that option. Assuming the Offer terminates on December 31, 2008, a sum of $2,000 (less applicable withholding taxes) will be paid on the first administratively practicable payroll date following December 31, 2008. If you or Power Integrations terminates your employment for any reason after December 31, 2008, but before the first administratively practicable payroll date following December 31, 2008, you would still be entitled to receive the $2,000 payment (less applicable withholding taxes).
To determine your total Cash Payment, take the number of shares subject to each Eligible Option you tender and multiply it by the per share cash payment of that option listed in the table above, and then sum the values calculated for each Eligible Option tendered. Power Integrations’ determination as to the amount of your cash payment is final and binding on all parties.
Valuation. The amount to be paid for Eligible Options was determined by Power Integrations using several factors, including a valuation of the Eligible Options before the start of the Offer.
In calculating the Cash Payment, Power Integrations used, among other things, the Black-Scholes option valuation model to determine the value of the Eligible Options. The Black-Scholes model is an established and commonly used method for valuing stock options and uses the following factors: stock price, the exercise price of the option, the current risk-free interest rate, the volatility of the relevant stock price, the expected dividend yield of the stock, and the expected life of the option. Some of these inputs are objectively determinable, while others, such as appropriate volatility measures, require some judgment. For purposes of this calculation, Power Integrations used the following measures:
•	Stock price: the average closing stock price of our common stock over the 20 trading day period ending on November 25, 2008;·

•	Exercise price: the weighted average exercise price of all Eligible Options;

•	Risk-free interest rate: a rate based on the Treasury bill rate for notes having a maturity that most nearly corresponds to the expiration date of the option being valued; ·

•	Volatility: approximately 44%;

•	Dividend yield: 0%; and

•	Expected life of option: 100% of the remaining term of the option being valued.
Power Integrations then determined that the Cash Payment would be the same for any option granted between January 1, 2004 and December 31, 2005, and the same for any option granted between January 1, 2006 and September 15, 2008, which in each case would be at a discount to the current Black-Scholes value of any option granted during the relevant period. The discount to the current Black-Scholes value varies by option, and there is no correlation between the Black-Scholes value of an Eligible Option and the Cash Payment for the Eligible Option, other than that the Cash Payment is less than the current Black-Scholes value of an Eligible Option.
3. Purpose
A cornerstone of our success has been the motivation of our employees through appropriate levels of cash and equity compensation. We granted the Eligible Options to attract and motivate our employees and to strengthen the alignment of interests between our employees and stockholders. However, our stock price has declined since the time these stock option grants were made, and all of the Eligible Options are therefore “out of the money” as of the date the Offer is commencing (for more information about “in the money” and “out of the money” options, see Question 11). We wish to provide you the opportunity to benefit from your hard work despite the loss of the stock’s value, and to provide an additional incentive to remain with Power Integrations. Accordingly, we are providing you the opportunity to obtain the more certain benefit associated with the Cash Payment, in lieu of the less certain, but potentially more valuable, benefit you could receive if you elect to retain your Eligible Options. Additionally, completion of the Offer in 2008 will benefit the company and its stockholders by resulting in lower stock-based compensation expense in 2009 and after, thereby increasing our earnings per share. Further, the shares underlying the Eligible Options you tender are returned to the pool of shares approved for the Power Integrations’ 2007 Plan. Whether to participate in the Offer is your decision, and you are free to reject the Offer if you so choose.

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Power Integrations has traditionally made periodic grants of equity awards to selected officers and employees and expects to continue to do so in the future. However, Power Integrations has not authorized any specific additional grants under either any of the Plans or any other arrangement. Your participation in the Offer will not entitle you to any additional equity grant in the future and any additional equity grants to you will depend on factors generally unrelated to past option awards.
4. Procedures for Tendering Eligible Options
You may tender your options only as described in this Section III.4. Tender by any other means will not be effective.
Electing to Participate and Tender Options. To participate in the Offer, you must tender Eligible Options before the Expiration Time. To tender your Eligible Options, you must properly complete and sign the Letter of Transmittal in accordance with terms set forth in the offering materials and deliver it to Power Integrations by email to to@powerint.com or by mail to Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly. Your election must be received by Power Integrations by the Offer Expiration Time (11:59 p.m., Eastern Time, on December 31, 2008, or a later time and date that we will specify if we extend the Offer period). If we do not receive your election by the Expiration Time, you will be deemed to have rejected this Offer and your tender of Eligible Options will not be given effect.
You may choose to tender some, all or none of your Eligible Options. However, if you choose to tender any particular Eligible Option (e.g., an Eligible Option to acquire Power Integrations common stock with an exercise price of $25 per share and expiring on January 15, 2010), you must tender all Eligible Options having the same exercise price and the same expiration date. In addition, if you choose to tender an Eligible Option, you must tender it in full.
Electing Not to Participate. Participation in the Offer is voluntary. If you do not want to tender your options in the Offer, you do not need to do anything. Any Eligible Options that you do not validly tender will remain outstanding on the same terms and conditions on which they were granted.
Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine all questions as to form, validity (including time of receipt), eligibility and acceptance of any tender of Eligible Options. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of Eligible Options that we determine were not properly effected or that we determine are unlawful to accept. Otherwise, we expect to accept all validly tendered Eligible Options that are not properly withdrawn. We may waive any defect or irregularity in any election with respect to any particular Eligible Options or any particular Eligible Employee. No Eligible Options will be treated as properly tendered until any defects or irregularities that we identify have been cured by the Eligible Employee tendering the Eligible Options or waived by us. Neither we nor any other person is obligated to give notice of receipt of any election or of any defects or irregularities involved in the purchase of any Eligible Options, and no one will be liable for failing to give notice of receipt of any election or any defects or irregularities.
Our Acceptance Constitutes an Agreement. Your election to tender your Eligible Options according to the procedures described above will constitute your acceptance of the terms and conditions of the Offer. Our acceptance of your Eligible Options that are properly tendered will form a binding agreement between you and us upon the terms and subject to the conditions of the Offer. When we accept your properly tendered options, the options automatically will be cancelled and rendered null and void and you, by tendering your Eligible Options, irrevocably release all of your rights with respect to the Eligible Options.
5. Withdrawal Rights
You may withdraw your election to tender Eligible Options only if you comply with the provisions of this Section III.5.
To withdraw your election to tender options in the Offer, you must effect a withdrawal by completing and submitting the Election Withdrawal Notice to Power Integrations by email to to@powerint.com or by mail to Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly (as provided in Section III.4. above), at any time before 11:59 p.m., Eastern Time, on December 31, 2008. If we extend the Offer beyond that time, you may withdraw your tender of Eligible Options at any time until the expiration of the extended deadline. Additionally, you may withdraw any Eligible Options you elected to tender if after forty (40) business days after the commencement of the Offer we have not accepted for payment all Eligible Options you elected to tender.

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Once you have withdrawn your tender of Eligible Options, you may not revoke that withdrawal. Rather, if you change your mind and decide you want to re-tender your Eligible Options after you have withdrawn them, you must again follow the election procedure described in Section III.4 above before the Expiration Time.
No withdrawal rights will apply to options tendered during a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to Eligible Options tendered in the Offer and accepted for payment. (For more information, see Section III.7.)
We will determine all questions as to the form and validity (including time of receipt) of withdrawals. Our determination of these matters will be final and binding on all parties. Neither we nor any other person is obligated to give you notice of any errors in any withdrawal, and no one will be liable for failing to give notice of any errors.
6. Acceptance of and Payment for Eligible Options
Acceptance. If you are an Eligible Employee and validly tender Eligible Options that you do not withdraw from the Offer before the Expiration Time, those options will be cancelled when we accept them for payment and you will no longer have any rights with respect to those options.
Timing of Acceptance. Subject to our rights to extend, terminate and amend the Offer before the Expiration Time, we will accept promptly after the Expiration Time all validly tendered Eligible Options that have not been properly withdrawn.
Cash Payment. Power Integrations will pay you, for each properly tendered option that is not validly withdrawn and is accepted for payment, the Cash Payment which will be made on the first administratively practicable payroll date following the close of this Offer (subject to tax withholding).
Payments will be made through Power Integrations’ payroll system.
The Cash Payment generally will be taxable as ordinary income to the Eligible Employee and the amount will be subject to all applicable income and employment tax withholdings. For information about applicable tax withholding requirements, see Section III.8. No interest will accrue and no interest will be paid on any portion of the Cash Payment, regardless of when paid.
You may not defer the payment of your Cash Payment until a later date.
Termination of Option Agreements. Upon our acceptance of your Eligible Options that you tender in this Offer, your currently outstanding option agreements relating to the tendered Eligible Options automatically will be cancelled and rendered null and void and you, by tendering your Eligible Options, irrevocably release all of your rights thereunder.
7. Extension of Offer; Termination; Amendment; Subsequent Offering Period
We may at any time and from time to time extend the period of time during which the Offer is open and thereby delay accepting any Eligible Options tendered for purchase by publicly announcing the extension and giving oral, written or electronic notice of such extension to the Eligible Employees.
Before the Expiration Time, we may postpone our decision of whether or not to accept and cancel any Eligible Options in our discretion. In order to postpone accepting and canceling, we must publicly announce the postponement and give oral, written or electronic notice of the postponement to the Eligible Employees. Our right to delay accepting Eligible Options is limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended, (which we refer to as the “Exchange Act”), which requires us to pay the consideration offered or return the tendered options promptly after we terminate or withdraw the Offer.

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Before the Expiration Time of the Offer, we may terminate the Offer if any of the conditions specified in Section III.9 occurs. In such event, any tendered Eligible Options will continue to be held by the tendering Eligible Employee as if no tender had occurred. We will provide oral, written or electronic notice of any such termination to all Eligible Employees holding Eligible Options.
As long as we comply with applicable law, we reserve the right, in our discretion, to amend the Offer in any respect, including decreasing or increasing the amount of the Cash Payment or by changing the number or type of options eligible to be purchased in the Offer. Any amendment will be disseminated promptly to Eligible Employees in a manner reasonably designed to inform Eligible Employees of such change. Without limiting the manner in which we may choose to disseminate any amendment, except as required by law, we have no obligation to publish, advertise or otherwise communicate any amendment to the Offer other than to Eligible Employees.
If we materially change the terms of the Offer or the information about the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period the Offer must remain open following material changes in the terms of the Offer or information about the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to take any of the following actions, we will publish notice of the action:
•	increase or decrease the cash payment for your Eligible Options;

•	change the number or type of options eligible to be tendered in the Offer; or

•	increase the number of options eligible for tender in the Offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options eligible for tender in the Offer immediately before the increase.
If the Offer is scheduled to expire within ten business days from the date we notify you of such an increase, decrease or change, we will also extend the Offer for a period of at least ten business days after the date the notice is published.
After the Expiration Time and acceptance of Eligible Options validly tendered in, and not withdrawn from, the Offer, we may, but are not obligated to, provide one or more subsequent offering periods. A subsequent offering period, if provided, will be an additional period of up to 20 business days beginning on the next business day following the date the Offer expires, during which Eligible Employees may tender any remaining Eligible Options and receive the Cash Payment. However, during such subsequent offering periods Eligible Employees may not withdraw Eligible Options that were tendered during the initial offering period. We will promptly accept and pay on the next administratively practicable payroll date (subject to applicable vesting conditions) for all Eligible Options that are validly tendered by the Expiration Time of the initial offering period, whether or not we provide a subsequent offering period. During a subsequent offering period, tendering Eligible Employees will not have withdrawal rights, and we will immediately accept and promptly pay for any Eligible Options validly tendered during the subsequent offering period.
We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so.
8. Material U.S. Federal Income Tax Consequences
The following summarizes the material U.S. federal income tax consequences of the Offer to you. Please note that the following is only a summary of the material U.S. federal income tax laws and regulations that apply to the Offer and does not address all possible tax aspects of transactions that may arise in connection with the Offer, including foreign, state or local tax consequences. The tax laws and regulations are complex and are subject to legislative changes. In addition, circumstances unique to certain individuals may change the usual income tax results.

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The Cash Payment to be paid for Eligible Options tendered in the Offer will likely be treated as regular cash compensation. If so, you will recognize ordinary income in the year in which the cash is paid to you. Any such ordinary income will be reflected in the Form W-2 reported to the Internal Revenue Service for you by Power Integrations for the year in which the payment is made. The amount of cash paid to you in exchange for Eligible Options tendered in the Offer will be reduced by all required income and payroll tax withholdings.
The cancellation of your Eligible Options should not be a taxable event for you under U.S. federal income tax laws.
There may be additional state or local tax imposed on your tender, the cancellation of your Eligible Options, and/or the payment of the Cash Payment, and those consequences may vary based on where you live.
YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.
9. Conditions to Completion of the Offer
We will not be required to accept any Eligible Options tendered if any of the events described below occurs. We may terminate or amend this Offer, or postpone our acceptance and cancellation of any Eligible Options tendered for purchase, if at any time on or after December 3, 2008 and on or before the Expiration Time, we determine that any event described below has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with this Offer or to accept and cancel Eligible Options tendered for purchase. The events are:
(a)	if we are required by the SEC or other regulatory agency to extend the Expiration Time beyond 11:59 p.m., Eastern Time, on December 31, 2008;

(b)	if any action or proceeding is threatened, pending or taken, or any approval is withheld, by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, which action or withholding, in our reasonable judgment, would or might directly or indirectly:
(i) challenge the making of this Offer or the acquisition of some or all of the Eligible Options tendered for purchase pursuant to this Offer, make it illegal for us to accept some or all of the Eligible Options or otherwise restrict or prohibit consummation of the Offer or otherwise relate to the Offer;
(ii) delay or restrict our ability, or render us unable, to accept some or all of the Eligible Options; or
(iii) materially and adversely effect our business, condition (financial or otherwise), income, operations or prospects;
(b)	if regulatory or legal actions or interpretations would cause the Offer to have adverse accounting consequences to us;

(c)	if there is:
(i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;
(ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory; or
(iii) any outbreak or material escalation of foreign or domestic hostilities or other calamity, crisis or terrorist action;
(d)	if another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

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(i) any person, entity or “group,” within the meaning of Section 13(d)(3) of the Exchange Act has acquired or proposed to acquire beneficial ownership of more than five percent (5%) of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than five percent (5%) of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before December 1, 2008; or
(ii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 disclosing or making a public announcement that it intends to acquire us or any of our assets or securities; or
(e)	the following change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us:
(i) litigation or other proceedings are instituted against us or our subsidiaries, or any of our officers or directors in their capacities as such, before or by any federal, state or local court, commission, regulatory body, administrative agency or other governmental or legislative body, domestic or foreign, in which an unfavorable ruling, decision, action, order, decree or finding resulting from such litigation or proceeding would materially and adversely affect Power Integrations;
(ii) a material loss or interference with our business or properties from fire, explosion, earthquake, flood or other casualty, whether or not covered by insurance, or from any labor dispute;
(iii) a substantial decline or increase in our stock price or significant volatility in the market price of our stock resulting from any number of factors, including fluctuations in our operating results, announcements of technological innovations or new products, the announcement, commencement, developments in proprietary rights, or general market conditions;
(iv) the suspension of trading in our equity securities by the SEC or by the Nasdaq Stock Market; or
(v) a material change in the prospects of our business resulting from any number of factors including, fluctuations in our operating results, announcements of technological innovations or new products, developments in proprietary rights, general market conditions, a material adverse change in the financial or securities markets in the United States or in political, financial or economic conditions in the United States or any outbreak or material escalation of foreign or domestic hostilities or other calamity or crisis.
These conditions are for our benefit. We may assert them at our discretion regardless of the circumstances giving rise to them before the expiration of the Offer, other than actions or inactions by Power Integrations. We may waive them at any time and from time to time before the expiration of the Offer in our discretion. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, except that it will be deemed a waiver with respect to the particular facts and circumstances at issue. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Security holders may challenge any determination we make concerning the events described in this Section III.9 in a court of competent jurisdiction.
10. Price Range of Common Stock Underlying Eligible Options
There is no established trading market for the Eligible Options. The securities underlying the Eligible Options are shares of our common stock. Our common stock currently trades on the NASDAQ Global Select Market under the symbol “POWI”.

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The following table presents the high and low sales prices per share of our common stock for the periods indicated as reported by the NASDAQ Global Select Market:

	High	Low
Fiscal Year ended December 31, 2008
Fourth Quarter (through December 1, 2008)	$24.60	$14.59
Third Quarter	$32.87	$21.79
Second Quarter	$35.00	$28.44
First Quarter	$32.71	$21.40
Fiscal Year ended December 31, 2007
Fourth Quarter	$34.52	$29.45
Third Quarter	$31.20	$25.00
Second Quarter	$30.20	$22.50
First Quarter	$26.15	$20.50
Fiscal Year ended December 31, 2006
Fourth Quarter	$28.25	$18.28
Third Quarter	$20.57	$13.71
Second Quarter	$25.78	$15.00
First Quarter	$28.27	$23.35
As of December 2, 2008, the closing price of our common stock as reported by the NASDAQ Global Select Market was $17.20 per share.
You should obtain current market prices for our common stock before you decide whether to tender your Eligible Options.
11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options
All of our officers who hold Eligible Options are able to participate in this Offer. Non-employee members of our Board of Directors are not eligible to participate in the Offer.
A list of our current directors and executive officers and the number of options beneficially owned by each of them as of December 3, 2008 is attached to this Offer to Purchase as Schedule A. We also refer you to our 2008 annual meeting proxy statement, filed with the SEC on April 28, 2008, for information concerning agreements, arrangements and understandings between Power Integrations and other persons with respect to Power Integrations’ common stock. A copy of our 2008 proxy statement can be found on the SEC’s web site at www.sec.gov and is incorporated by reference into this document.
As of December 1, 2008, our executive officers as a group held Eligible Options to purchase an aggregate of up to 1,944,599 shares of our common stock. Schedule A lists the Eligible Options held by each executive officer as of December 1, 2008.

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A list of transactions in Power Integrations’ employee stock options during the past sixty days involving our directors and executive officers is attached to this Offer to Purchase as Schedule B.
12. Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer
Eligible Options that we purchase in the Offer will be cancelled immediately upon our acceptance of the tender of such options after expiration of the Offer. The shares of common stock subject to Eligible Options that we purchase in the Offer will be returned to the pool of awards approved for the 2007 Plan without further stockholder action, except as required by applicable law or the Nasdaq Stock Market rules or any stock exchange on which our common stock is then quoted or listed.
The aggregate amount of the Cash Payments would be approximately $16.3 million if all Eligible Options are purchased in the Offer. The aggregate amount of the Cash Payments made in exchange for Eligible Options will be charged to stockholders’ equity to the extent that the amount does not exceed the fair value of the Eligible Options accepted for payment, as determined at the purchase date. The amount paid in excess of that fair value, as determined at the purchase date, will be recorded as compensation expense. For unvested options that are purchased, the amount of compensation cost measured at the grant date but not yet recognized will be recognized at the purchase date. Accounting for the exchange will be reflected on our consolidated financial statements for the quarter in which the exchange is completed, which we expect to be in the fourth quarter of our 2008 fiscal year.
13. Legal Matters; Regulatory Approvals
We are not aware of any license or regulatory permit material to our business that might be adversely affected by the Offer, or of any approval or other action by any governmental, administrative or regulatory authority or agency that is required for the acquisition or ownership of the Eligible Options or the payment of the Cash Payments for Eligible Options as described in the Offer. If any other approval or action should be required, we presently intend to seek the approval or endeavor to take the action. This could require us to delay the acceptance of, and payment for, Eligible Options returned to us. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the Offer to accept tendered options and to pay the Cash Payment is subject to the conditions described in Section III.9.
14. Fees and Expenses
We will not pay any fees or commissions to any broker, dealer or other person for asking Eligible Employees to tender Eligible Options under the Offer.
15. Source and Amount of Consideration
As of December 1, 2008, Eligible Options to purchase up to 5,057,699 shares of our common stock were outstanding and held by Eligible Employees. If all Eligible Options are tendered to Power Integrations for purchase under the Offer, the aggregate Cash Payments would be approximately $16.3 million. We anticipate making payment to tendering Eligible Employees for the purchase of Eligible Options pursuant to the Offer and payment of related fees and expenses from available cash on hand.
16. Information Concerning Power Integrations, Inc.
General
     Our principal executive offices are located at Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, CA 95138, and our telephone number is (408) 414-9200. Our website address is www.powerint.com. The information on our website is not a part of this Offer.
     We design, develop, manufacture and market proprietary, high-voltage, analog integrated circuits, commonly referred to as ICs. Our ICs are used in electronic power supplies, also known as switched-mode power supplies or switchers. Power supplies convert electricity from a high-voltage source, such as a wall socket, to the type of power needed by a given

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electronic device, such as a cell phone or a computer. This conversion entails, among other functions, reducing the voltage and, when necessary, converting alternating current to direct current, referred to as AC-DC conversion. Switched-mode power supplies perform these functions using an array of electronic components, often including ICs such as ours. The vast majority of our ICs are used in AC-DC switchers, although we also target certain high-voltage DC-DC applications such as power over Ethernet, or PoE. Our focus is on applications that are sensitive to size, portability, energy efficiency and time-to-market, which are the primary benefits that our ICs provide. We generally target power-supply applications in the following markets:
•	the communications market;

•	the consumer market;

•	the computer market; and

•	the industrial electronics markets.
     We believe our patented TOPSwitch ICs, introduced in 1994, were the first highly integrated power conversion ICs to achieve widespread market acceptance. Since the introduction of TOPSwitch, we have introduced a number of other families of ICs that further improve upon the functionality and cost-effectiveness of TOPSwitch, and enable us to address a wider range of AC-DC applications. In June 2002, we further expanded our addressable market with the introduction of DPA-Switch, a highly integrated high-voltage DC-DC power conversion IC designed for use in distributed power architectures and PoE systems. With our current portfolio of products we can address applications requiring up to 290 watts of power in AC-DC applications, and up to 100 watts of power in DC-DC applications. Since introducing TOPSwitch in 1994, we have shipped approximately 1.7 billion ICs.
Financial Information.
Please see the information set forth in the section “Item 1 — Financial Statements” of Part I of our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008, and the information set forth in the section “Item 8 — Financial Statements and Supplementary Data” of Part II of our Annual Report on Form 10-K filed with the SEC on March 10, 2008, which information is incorporated herein by reference.
Litigation.
The information set forth in the section “Item 1 — Legal Proceedings” of Part II of our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008 is incorporated herein by reference.
17. Corporate Plans, Proposals and Negotiations
     Power Integrations continually evaluates and explores strategic opportunities as they arise, including business combination transactions, strategic partnerships, capital infusions, and the purchase or sale of assets. At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions. We also grant options in the ordinary course of business to our current and new employees, including our executive officers. Our employees, including our executive officers, from time to time acquire or dispose of our securities. In addition, we are currently seeking to add an additional independent director to our Board of Directors, and to implement majority voting for elections of directors in uncontested elections. Subject to the foregoing, and except as otherwise disclosed in the Offer or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:
•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•	any change in the present Board of Directors or management of Power Integrations, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board of Directors or to chance any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	our common stock being delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

22.

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of any of our securities or the disposition of any of our securities, other than in the ordinary course of business or pursuant to existing options or other rights; or

•	any material change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.
18. Additional Information
With respect to the Offer, we have filed a Tender Offer Statement on Schedule TO with the SEC on December 3, 2008 and amendments to the Tender Offer Statement with the SEC on December 8, 2008 and December 23, 2008, of which this Offer to Purchase is a part. This Offer to Purchase does not contain all of the information contained in the Schedule TO, as amended, and the exhibits to the Schedule TO, as amended. You should review the Schedule TO, as amended, including the exhibits, before making a decision on whether to participate in the Offer.
We also recommend that, in addition to this document, you review the following materials, which we have filed with the SEC and are incorporating by reference into this document, before making a decision on whether to participate in the Offer:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 10, 2008;

•	the Definitive Proxy Statement for our 2008 Annual Meeting of Stockholders, filed with the SEC on April 28, 2008;

•	our Quarterly Reports on Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008, filed with the SEC on May 9, 2008, August 8, 2008 and November 7, 2008, respectively;

•	our Current Reports on Form 8-K (in each case, other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations, except as indicated) filed with the SEC on February 4, 2008, February 8, 2008, April 25, 2008, June 19, 2008, June 25, 2008, July 25, 2008, and August 5, 2008;

•	All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2007, including all materials incorporated by reference therein; and

•	The description of Power Integrations Common Stock contained in the Registration Statement filed with the SEC on Form 8-A, as filed on December 1, 1997, together with any amendments or reports filed for the purposes of updating such description.
You also may want to review the filings we make with the SEC after the date of this Offer to Purchase.
You can receive copies of these filings and other information, at prescribed rates, from the SEC by addressing written requests to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, you can read such reports, proxy and information statements, and other information at the public reference facilities at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants such as Power Integrations that file electronically with the SEC. The address of the SEC web site is www.sec.gov. We will also provide without charge to each person to whom we deliver a copy of this Offer, upon his or her written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:
Attention: Investor Relations
Power Integrations, Inc.
5245 Hellyer Avenue
San Jose, CA 95138-1002
or to Joe Shiffler by phone at (408) 414-8528 or by email at ir@powerint.com or by fax at (408) 414-8628.

23.

As you read the documents listed in this Section 18, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offering Memorandum, you should rely on the statements made in the most recent document.
The information contained in this Offer about Power Integrations should be read together with the information contained in the documents to which we have referred you.
19. Miscellaneous; Forward-Looking Statements
This Offer and our SEC reports referred to above include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements do not relate strictly to historical or current facts and often include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Such statements are based upon the current beliefs and expectations of Power Integrations’ management, and current market conditions, which are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. However, the safe harbors of Section 27A of the Securities Act and 21E of the Exchange Act do not apply to statements made in connection with this Offer. These forward-looking statements involve risks and uncertainties that include, among others, those set forth in the Section entitled “Risks of Participating in the Offer.” More information about factors that potentially could affect our financial results is included in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 10, 2008 and our Quarterly Reports on Form 10-Q for the periods ending March 31, 2008, June 30, 2008 and September 30, 2008, filed with the SEC on May 9, 2008, August 8, 2008 and November 7, 2008, respectively. Power Integrations does not undertake, and specifically declines, any obligation to publicly update or revise any forward-looking statements, except as otherwise required by applicable law.
We will assess whether we are permitted to make the Offer in all jurisdictions. In the event that we determine that we are not legally able to make the Offer in a particular jurisdiction, we reserve the right to withdraw the Offer in that particular jurisdiction and we will inform you of this decision. If we withdraw the Offer in a particular jurisdiction, the Offer will not be made to, nor will amendments be accepted from or on behalf of, the Eligible Optionees residing in that jurisdiction.
Neither Power Integrations nor the Board of Directors makes any recommendation as to whether or not you should participate in the Offer. We have not authorized any person to make any recommendation on our behalf as to whether or not you should participate in the Offer. You should rely only on the information contained in this Offer to Purchase or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with the Offer other than the information and representations contained in this Offer to Purchase. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.
This transaction has not been approved or disapproved by the SEC, nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document.
     The Board of Directors recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and you should consult your personal advisors if you have questions about your financial or tax situation. The information about this Offer from Power Integrations is limited to this document, the Exhibits to the Schedule TO, as amended, and the attachments hereto available at www.sec.gov or by contacting Power Integrations by email at to@powerint.com, or via mail or courier to Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly.
Power Integrations, Inc.      December 23, 2008

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SCHEDULE A
INFORMATION CONCERNING OUR DIRECTORS AND EXECUTIVE OFFICERS

		Number of	Percentage of	Number of
		Shares	Shares	Shares
		Underlying	Underlying	Underlying	Percentage of
		Eligible	Eligible	Outstanding	Shares
		Options	Options	Options	Underlying
	Positions and Offices	Subject to	Subject to	Beneficially	Outstanding
Name	Held	Offer	Offer	Owned	Options
Balu Balakrishnan	President, Chief Executive Officer and Director	890,000	17.60%	1,700,941	20.25%
Douglas Bailey	Vice President, Marketing	164,900	3.26%	164,900	1.96%
Derek Bell	Vice President, Engineering	197,000	3.90%	341,103	4.06%
Bruce Renouard	Vice President, Worldwide Sales	197,000	3.90%	320,218	3.81%
John Tomlin	Vice President, Operations	193,699	3.83%	212,639	2.53%
Clifford J. Walker	Vice President, Corporate Development	202,000	3.99%	371,286	4.42%
Bill Roeschlein	Chief Financial Officer and Corporate Secretary	100,000	1.98%	100,000	1.19%
Alan D. Bickell	Director	0	0%	115,000	1.37%
Nicholas E. Brathwaite	Director	0	0%	95,834	1.14%
R. Scott Brown	Director	0	0%	135,000	1.61%
E. Floyd Kvamme	Director	0	0%	105,000	1.25%
Steven J. Sharp	Director	0	0%	105,000	1.25%
Balakrishnan S. Iyer	Director	0	0%	70,000	*
James Fiebiger	Director	0	0%	50,000	*

*	Represents less than 1% of shares underlying outstanding options.
The address of each director and executive officer is c/o Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, and the telephone number of each director and executive officer is 408-414-9200. The information set forth in this table is as of December 1, 2008.

25.

SCHEDULE B
TRANSACTIONS BY OUR DIRECTORS AND EXECUTIVE OFFICERS

		Grant
		(G), Exercise
		(E) or	Amount of	Exercise
	Date of	Cancellation	Securities	Price Per
Name	Transaction	(C)	Involved	Share
Steven Sharp	10/01/2008	Exercise	10,000	11.06
Alex Mah	11/03/2008	Grant	2,000	21.00
Ben Sutherland	11/03/2008	Grant	3,750	21.00
Masahiko Sugita	11/03/2008	Grant	2,500	21.00
Ray Orr	11/03/2008	Grant	3,000	21.00

The information in this table covers the period from October 1, 2008 through December 1, 2008, inclusive.

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